EXHIBIT 16.1
October 27, 2005
Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:
We were previously principal accountants for Del Taco Income Properties IV (the Partnership) and, under the date of March 4, 2005 we reported on the financial statements of Del Taco Income Properties IV as of and for the years ended December 31, 2004 and 2003. On October 24, 2005, our appointment as principal accountants was terminated. We have read Del Taco Income Properties IV statements included under Item 4.01 of its Form 8-K dated October 24, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with the Partnership’s statement that the change was recommended by the Director and Executive Officers in Item 4.01(a)(i) and we are not in a position to agree or disagree with the Partnership’s statements in Item 4.01(b).
Very truly yours,
/s/ KPMG LLP